                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SC TO-I/A
                                   SC 13E3/A
                               (Final Amendment)

                                  SC TO-T/A
                                   SC 13E3/A
                               (Final Amendment)


                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
                13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        NIAGARA MOHAWK POWER CORPORATION
                       (Name of Subject Company (Issuer))


                        NIAGARA MOHAWK POWER CORPORATION
                            NATIONAL GRID GROUP PLC
                            (Name of Filing Persons)


           Fixed/AdjustableRate Cumulative Preferred Stock, Series D
                    Cumulative Preferred Stock, 3.40% Series
                    Cumulative Preferred Stock, 3.60% Series
                    Cumulative Preferred Stock, 3.90% Series
                    Cumulative Preferred Stock, 4.10% Series
                    Cumulative Preferred Stock, 4.85% Series
                    Cumulative Preferred Stock, 5.25% Series
                         (Title of Class of Securities)

                                    653522771
                                    653522201
                                    653522300
                                    653522409
                                    653522508
                                    653522607
                                    653522706
                      (CUSIP Number of Class of Securities)

               Gregory Barone                     John Cochrane
      Niagara Mohawk Power Corporation          National Grid USA
           300 Erie Boulevard West              25 Research Drive
             Syracuse, NY 13202               Westborough, MA 01582



                 (Names and addresses of persons authorized to receive notices and communications on behalf of the persons filing statement)

                                    Copy to:
                             Keith F. Higgins, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110


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[_]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [X]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

        This Final Amendment to Schedule TO/13E-3 further amends and supplements the Schedule TO/13E-3 originally filed by Niagara Mohawk Power Corporation, a New York Corporation ("Niagra Mohawk") on February 27, 2002 (the "Schedule TO"), as amended by Amendment No. 1 thereto filed on March 14,2002 and Amendment No. 2 thereto filed on March 22, 2002. Furthermore, this Final Amendment amends and supplements Amendment No. 1 to the Schedule TO-T/13E-3 which was filed by National Grid Group plc ("National Grid") on March 26, 2002. This Final Amendment to Schedule TO/13E-3 relates to the tender offers by Niagara Mohawk to purchase all of its outstanding shares of the following series of cumulative preferred stock (the "Preferred Stock") at the following applicable cash purchase prices per share:

                                                                  PURCHASE PRICE
SERIES                                            CUSIP NO.         PER SHARE
Fixed/Adjustable Rate Cumulative
  Preferred Stock, Series D                       653522771           $53.76
Cumulative Preferred Stock, 3.40% Series          653522201           $63.43
Cumulative Preferred Stock, 3.60% Series          653522300           $67.16
Cumulative Preferred Stock, 3.90% Series          653522409           $72.76
Cumulative Preferred Stock, 4.10% Series          653522508           $76.49
Cumulative Preferred Stock, 4.85% Series          653522607           $90.49
Cumulative Preferred Stock, 5.25% Series          653522706           $93.58


                                      -2-
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        The offers are subject to the terms and conditions set forth in the
Offer to Purchase dated February 27, 2002 (the "Offer to Purchase") and in the related Letters of Transmittal (the "Letters of Transmittal"), as amended or supplemented from time to time. Except as amended and supplemented hereby and by Amendments Nos. 1 and 2 filed by Niagara Mohawk and Amendment No. 1 filed by National Grid, the Schedule TO/13E-3 filed by Niagara Mohawk on February 27, 2002 remains in effect. This is the final amendment to the Schedule TO/13E-3.

        The Schedule TO/13E-3 is hereby amended and supplemented as follows:

ITEM 4.  TERMS OF THE TRANSACTION.

        Item 4 of the Schedule TO/13E-3 is hereby amended and supplemented as follows:

        The offers expired at 5:00P.M., New York City time, on March 27, 2002 (the "Expiration Date"). The following table shows the total number of shares that were validly tendered and not withdrawn for each series of the Preferred
Stock:

----------------------------------------------------------------------------------------
|SERIES                         |    NUMBER OF     |  PERCENTAGE OF  |   PURCHASE PRICE |
|                               |  SHARES TENDERED | SERIES TENDERED |     PER SHARE    |
|-------------------------------|------------------|-----------------|------------------|
|Fixed/Adjustable Rate          |    1,886,900     |      62.90%     |    $ 53.76       |
|Cumulative Preferred Stock,    |                  |                 |                  |
|Series D                       |                  |                 |                  |
|-------------------------------|------------------|-----------------|------------------|
|Cumulative Preferred Stock,    |      135,598     |      67.80%     |    $ 63.43       |
|3.40% Series                   |                  |                 |                  |
|-------------------------------|------------------|-----------------|------------------|
|Cumulative Preferred Stock,    |      206,982     |      59.14%     |    $ 67.16       |
|3.60% Series                   |                  |                 |                  |
|-------------------------------|------------------|-----------------|------------------|
|Cumulative Preferred Stock,    |      137,862     |      57.44%     |    $ 72.76       |
|3.90% Series                   |                  |                 |                  |
|-------------------------------|------------------|-----------------|------------------|
|Cumulative Preferred Stock,    |      149,279     |      71.09%     |    $ 76.49       |
|4.10% Series                   |                  |                 |                  |
|-------------------------------|------------------|-----------------|------------------|
|Cumulative Preferred Stock,    |      209,645     |      83.86%     |    $ 90.49       |
|4.85% Series                   |                  |                 |                  |
|-------------------------------|------------------|-----------------|------------------|
|Cumulative Preferred Stock,    |      163,079     |      81.54%     |    $ 93.58       |
|5.25% Series                   |                  |                 |                  |
----------------------------------------------------------------------------------------


        Niagara Mohawk accepted for payment all of the shares of Preferred Stock validly tendered and not withdrawn prior to the Expiration Date for a total purchase price of approximately $180 million.

ITEM 12.  EXHIBITS.

        Item 12 is hereby amended and supplemented by adding the following exhibit:

        (a)(1)(J) Text of press release issued by Niagara Mohawk Power Corporation dated March 28, 2002.




                                      -3-
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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2002


                                     NIAGARA MOHAWK POWER CORPORATION

                                     BY: /s/ Steven W. Tasker
                                          -----------------------------------
                                         Name: Steven W. Tasker
                                         Title: Senior Vice President-Treasurer




                                     NATIONAL GRID GROUP PLC

                                     BY: /s/ Richard P. Sergel
                                         ------------------------------------
                                         Name: Richard P. Sergel
                                         Title: Group Director, North America